U.S. SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                             FORM 3
    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: John Richard Vowell,
      12 Netherfield, Thundersley, Essex 5S7 1TY

2.  Date of Event Requiring Statement (Month/Date/Year): 07/12/1999


3.  IRS or Social Security Number of Reporting Person (Voluntary):


4. Issuer Name and Ticker or Trading Symbol: Euro Trade & Forfaiting, Inc. ("ETFC")


5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: President

6.  If Amendment, Date of Original (Month/Day/Year): N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 750,000

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: N/A

2. Date Exercisable (Month/Day/Year): N/A
   Expiration Date(Month/Day/Year): N/A


3. Title: N/A
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): N/A

4. Conversion or Exercise Price of Derivative Security: N/A

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): N/A

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:

Signature of Reporting Person:     /s/John Richard Vowell  Date: October 6, 1999
                                      John Richard Vowell